Exhibit G-2

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

October __, 2003

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by November __, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After November __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

ALLIANT ENERGY CORPORATION, ET AL.  (70-[___])
----------------------------------

         Alliant Energy Corporation ("Alliant Energy"), a registered holding company whose principal business address is at 4902 N. Biltmore Lane, Madison, Wisconsin 53718; Alliant Energy Resources, Inc. ("AER"), a direct non-utility subsidiary of Alliant Energy that serves as the holding company for substantially all of Alliant Energy's non-utility investments and subsidiaries; Whiting Oil and Gas Corporation (f/k/a Whiting Petroleum Corporation) ("Whiting Oil and Gas"), currently a direct subsidiary of AER; and Whiting Petroleum Corporation (f/k/a Whiting Petroleum Holdings, Inc.) ("WPC"), a new intermediate subsidiary formed by AER to become a holding company over Whiting and Gas have filed a post-effective amendment to their application and/or declaration ("Post-Effective Amendment") with the Commission in this proceeding pursuant to Sections 9(a) and 10 of the Act and Rule 54 promulgated thereunder.

         By order dated October 3, 2001 (Holding Co. Act Release No. 27448) (the "Prior Order"), as amended by a supplemental order dated December 17, 2002,(1) Alliant Energy, AER and certain other non-utility subsidiaries of Alliant Energy (the "Non-Utility Subsidiaries") were authorized through December 31, 2004 (the "Authorization Period"), to engage in a program of external long-term financing transactions, to provide guarantees and other forms of credit support with respect to obligations of subsidiaries of Alliant Energy, to enter into interest rate hedges, to engage in certain non-utility energy-related activities, and to engage in certain other related transactions. Of relevance to the Post-Effective Amendment, Alliant Energy, through AER and its other Non-Utility Subsidiaries, is authorized under the Prior Order to invest in certain types of energy-related non-utility assets in the United States and Canada, specifically including natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that are incidental to the ongoing oil and gas exploration and production and energy marketing, brokering and trading operations of the Non-Utility Subsidiaries. The Commission authorized AER and its subsidiaries to invest up to $800 million (the "Investment Limitation") at any one time outstanding during the Authorization Period in Energy Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets. It is stated that, as of June 30, 2003, AER and its subsidiaries had made investments during the Authorization Period in Energy Assets totaling approximately $384 million, of which $379 million represented investments in oil and gas exploration and production properties by Whiting Oil and Gas.

         It is further stated that, in November 2002, Alliant Energy's board of directors approved the sale of certain non-regulated businesses of AER, including the oil and gas exploration and production operations of Whiting Oil and Gas. Whiting Oil and Gas, which is currently a direct subsidiary of AER, will become a direct subsidiary of WPC in order to facilitate the sale of Whiting Oil and Gas. On July 25, 2003, WPC (under the name Whiting Petroleum Holdings, Inc., which has since been changed) filed a Registration Statement on Form S-1 in File No. 333-107341 with respect to an initial public offering ("IPO") of its common stock. AER states that it expects to sell at least 51% of the issued and outstanding common stock of WPC in the IPO. The IPO is currently expected to be completed by the end of November 2003. AER intends to divest its remaining interest in WPC during the first half of 2004, subject to market conditions.

         In the event that the IPO described herein is not completed as currently planned, AER states that it may instead sell some or all of the common stock of WPC or Whiting Oil and Gas to one or more purchasers in one or more negotiated private sales. Thus, it is requested that the modification to the Prior Order proposed in the Post-Effective Amendment be made subject only to the sale of at least 50% of the common stock of WPC or Whiting Oil and Gas to one or more purchasers in a public or negotiated private sale.

         Upon the effective date of the IPO, WPC will become a publicly-held company whose common stock will be traded on the New York Stock Exchange. Also upon the effective date of the IPO, Alliant Energy, AER, WPC, and Whiting Oil and Gas will enter into a Master Separation Agreement and other agreements that

-------------------

(1)  Holding Co. Act Release No. 27620.

are intended to address the ongoing relationship between Alliant Energy and WPC with respect to Alliant Energy's right to nominate directors to WPC's board of directors, restrictions on certain corporate actions, Alliant Energy's responsibility for expenses of the IPO, obligations of the parties to indemnify each other for certain liabilities, and other matters. As relevant to this Post-Effective Amendment, the Master Separation Agreement also sets forth the agreement of the parties that $300 million of the remaining amount under the Investment Limitation (approximately $400 million as of June 30, 2003) under the Prior Order will be reserved for use by WPC and its subsidiaries after the IPO to invest in Energy Assets (or the equity securities of new or existing companies, including Whiting Oil and Gas, substantially all of whose physical properties consist of Energy Assets).

         It is stated that, as a new public company under separate management, WPC, through Whiting Oil and Gas or other subsidiaries, intends to pursue an active program of acquiring additional oil and gas exploration and production properties similar to those already held by Whiting Oil and Gas. The funds necessary to make any such acquisitions after the IPO will be derived by WPC and its subsidiaries from internal sources of cash, borrowings and/or sales of equity securities by WPC or its subsidiaries to persons unaffiliated with Alliant Energy. It is represented that, after the IPO, Alliant Energy will not make any new investment in WPC, directly or indirectly, and will not, directly or indirectly, guarantee or otherwise provide credit support for securities issued by or other new obligations of WPC or any subsidiary of WPC.

         WPC projects that it is likely to need more than the $300 million of the Investment Limitation reserved for its use under the Master Separation Agreement during the remainder of the Authorization Period in order to complete acquisitions of new Energy Assets that it has identified as acquisition candidates. Moreover, it is stated that, as a publicly-held company with its own separate management and a business plan that is not in any way dependent upon future support from Alliant Energy, WPC's "shared" authorization under the Prior Order may place WPC at a competitive disadvantage to other unregulated oil and gas exploration companies. Accordingly, Alliant Energy, AER, WPC and Whiting Oil and Gas are requesting a modification of the Prior Order that would create a separate and larger Investment Limitation in Energy Assets for WPC, Whiting Oil and Gas and their subsidiaries. Specifically, the applicants are requesting a modification to the Prior Order to (i) authorize WPC, Whiting Oil and Gas and their subsidiaries to invest up to $800 million at any one time outstanding in Energy Assets (the "WPC Investment Limitation") and (ii) reduce the current Investment Limitation under the Prior Order from $800 million to $200 million (the "New AER Investment Limitation"). Only those existing investments in Energy Assets made by AER through subsidiaries other than Whiting Oil and Gas (approximately $5 million as of June 30, 2003) and new investments in Energy Assets by AER or its subsidiaries (other than WPC and its subsidiaries) after the IPO (or other sale of at least 50% of WPC's or Whiting Oil and Gas's common stock) will be counted against the New AER Investment Limitation. Existing investments in Energy Assets by Whiting Oil and Gas as of the date of the IPO (or other sale of at least 50% of WPC's or Whiting Oil and Gas's common stock) (approximately $379 million as of June 30, 2003) will be counted against the WPC Investment Limitation. All other terms, conditions, limitations and restrictions under the Prior Order, as applied to Energy Assets, will continue to apply.

         Alliant Energy is requesting that the Commission reserve jurisdiction over any acquisition of Energy Assets (or the securities of any company substantially all of whose physical properties consist of Energy Assets) that requires state commission approval pending receipt of the required state commission authorization and filing of a copy thereof as a supplement to the record in this proceeding.